The Right Stuff





Positioned for Success in a Dynamic Industry

Pepco Holdings, Inc

Pepco Holdings Analyst Conference

Washington, DC
January 19, 2006



Safe Harbor Statement

Some of the statements contained in today's presentations are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Safe Harbor Statement (Continued)

A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by the Public Utility Holding Company Act and successor holding company regulation; legal and administrative proceedings (whether civil or criminal) and settlements that influence our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

The Right Stuff
Positioned for Success in a Dynamic Industry



PHI

Strategic

Overview

Dennis Wraase

Chairman, President and Chief Executive Officer

Pepco Holdings, Inc

PHI Overview



Pepco Holdings, Inc

$7.7B Last Twelve Months Revenues
$14.2B Total Assets
$4.4B Market Cap
1.8 Million Electric Customers
118,000 Gas Customers

Regulated Electric & Gas Delivery Business

pepco — A PHI Company
delmarva power — A PHI Company
atlantic city electric — A PHI Company

72% of Operating Income

Competitive Energy/ Other

conectiv energy
pepco Energy Services
PHI Investments

28% of Operating Income

Note: *Financial data as of September 30, 2005. Last twelve months revenues equal revenue for the nine months ended September 30, 2005 ($6.0 billion) plus revenue for the fourth quarter of 2004 ($7.2 billion 2004 less $5.5 billion for the nine months ended September 30, 2004). Operating Income percentages for the nine months ended September 30, 2005. Operating Income percentage calculations exclude $68.1 million of Operating Income associated with the sale of the Buzzard Point non-utility land. Customer data as of December 31, 2004.*

We've Delivered

- **We've made progress on several strategic issues amid considerable challenges since the 2002 merger**

  ➤ Paid down merger related debt

  ➤ Divested non-strategic businesses

  ➤ Effectively managed through Mirant bankruptcy process to date

  ➤ Invested in our utility infrastructure (rate base) at appropriate levels, with appropriate goals

  ➤ Integrated the operating utilities

  ➤ Developed a successful C&I commodity business at Pepco Energy Services that is expandable

  ➤ Managed Conectiv Energy through cyclical downturn in energy markets

While We've Delivered,
We've Also Been Focused on Strategy

- **Assessing industry trends**

- **Answering key questions**

- **Developing performance metrics**

- **Reassessing and confirming our business model**

Pepco Holdings, Inc

Key Strategic Questions Facing PHI

1. **What are the key trends and uncertainties shaping the industry?**

2. **Does Conectiv Energy fit strategically within our portfolio?**

3. **Does Pepco Energy Services fit strategically within our portfolio?**

4. **How will we measure success?**

5. **Will our business model drive us to deliver on our aspirations?**

Pepco Holdings, Inc

Pepco Holdings, Inc

PHI's Look Into The Future

What are the key trends and uncertainties shaping the industry?



fu·ture

PHI

Investors expectations for growth

Rising customer expectations (reliability)

Aging infrastructure

Consolidation

Energy prices and volatility

Uncertain regulatory environment (state and federal)

The Outcome of The Regulatory Debate Will Significantly Affect PHI



1996- 2002

- FERC issues Order 888 on open transmission access

- FERC pushes for open, competitive wholesale markets

- Many states issue restructuring orders – many require divestiture or transfer of generating assets

2002-2005

- August 2003 Blackout

- Enron bankruptcy

- FERC abandons efforts to create a standard national wholesale market design

- Energy Policy Act of 2005

- Price of oil and gas skyrocket

- Some see deregulation as a failure

Future

Deregulation regains momentum

"Patchwork" regulation

Re-regulation gains favor – "back to the future"

PHI's Strategy Provides Flexibility

PHI's businesses and strategy provide the flexibility to prosper regardless of the outcome of the regulatory debate



PHI

Deregulation regains momentum

- Excellence in utility operations, continued growth within service territory, and continued need to invest in infrastructure and technology provide sustainable earnings growth
- Competitive businesses well positioned for growth

"Patchwork" regulation

- Excellence in utility operations, continued growth within service territory, and continued need to invest in infrastructure and technology provide sustainable earnings growth
- Both competitive businesses continue to provide earnings growth and market knowledge

Re-regulation gains favor

- Excellence in utility operations, continued growth within service territory, and continued need to invest in infrastructure and technology provide sustainable earnings growth
- Conectiv Energy provides needed expertise to add new regulated generation
- Pepco Energy Services continues to provide energy and service to large C&I customers

Note: See Safe Harbor Statement at the beginning of today's presentations.

11

Does Conectiv Energy Fit?

Yes.

- **Conectiv Energy provides strong cash flow**

- **Conectiv Energy has significant earnings growth potential as excess supply diminishes and wholesale markets mature**

- **Conectiv Energy holds critical and hard to replace expertise in energy markets and generation plant construction, acquisition and operation**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Does Pepco Energy Services Fit?

Yes.

- **PES is a significant competitor in the C&I commodity business with a successful track record**

- **PES has significant earnings growth potential**

- **PES allows PHI to capture additional margins from customers that transition to a competitive retail marketplace**

- **PES provides PHI with market knowledge and insights into its customers**

Note: See Safe Harbor Statement at the beginning of today's presentations.

How Will We Measure Success?

PHI's Aspirations:

- Value Creation



- Operational Excellence

Value Creation

- **Achieve average annual utility earnings growth of at least 4%; driven by modest sales growth, constructive outcomes in rate cases and cost control**

- **Achieve ROIC in Competitive Energy Businesses that is appropriately higher than that of the utility business**

- **Grow the dividend commensurate with utility earnings growth**

- **Achieve a capital structure that supports stable BBB+ or better unsecured debt credit ratings**

Note: See Safe Harbor Statement at the beginning of today's presentations.

PHI Strategy – Summary

PHI's corporate strategy is to remain a regional diversified energy delivery utility and competitive services company focused on value creation and operational excellence

- **Power Delivery Utility Operations**
  - ➤ **Operate with excellence**
  - ➤ **Achieve constructive regulatory outcomes**
  - ➤ **Invest in infrastructure**

- **Conectiv Energy**
  - ➤ **Optimize assets and capture market opportunities**
  - ➤ **Adjust hedging strategy as conditions change**
  - ➤ **Continue to evaluate asset purchase opportunities**

- **Pepco Energy Services**
  - ➤ **Expand into additional attractive markets**

Note: See Safe Harbor Statement at the beginning of today's presentations.

How Our Strategic Plan Creates Shareholder Value



Illustrative

P/E Multiple Growth
- Balance Sheet Improvement
- Mirant Resolution
- IRS Issues Resolution
- Increased Investor Communication
- Competitive Energy Businesses Growth

Dividend Growth

Organic Growth
- Sales Growth
- Rate Base Growth
- Regulatory Relations
- Customer Satisfaction
- O&M Control
- Reliability
- Emergency Response
- Diversity
- Minority Purchases
- Employee Relations

Price per Share

Year 1   Year 2   Year 3   Year 4   Year 5

We have a plan…

We have the right stuff…

It's now about execution.   17

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Holdings, Inc

Today's Agenda

- **Power Delivery – Tom Shaw**

- **Regulatory Overview – Joe Rigby**

- **Conectiv Energy – Bill Spence**

- **Pepco Energy Services – Ed Mayberry**



- **Financial Overview – Joe Rigby**

- **Closing Remarks – Dennis Wraase**



PHI
Power Delivery

Tom Shaw
Executive Vice President
and Chief Operating Officer

Analyst Conference
January 19, 2006

Pepco Holdings, Inc

Today's Agenda

- **Introduction**

- **Business Overview**

- **Strategy Overview**

  ➢ **Operational Excellence**

  ➢ **Constructive Regulatory Outcomes**

  ➢ **Infrastructure Investment**

- **Appendix – Selected Financial Detail**

Business Overview



Power Delivery

	Electric (pepco)	*Electric* (delmarva power)	*Gas* (delmarva power)	*Electric* (atlantic city electric)
Customers	► 737,000	► 501,000	► 118,000	► 524,000
Gwh	► 26,902	► 13,902	► N/A	► 9,874
Mcf (000's)	► N/A	► N/A	► 21,600	► N/A
Service Area	► 640 Square Miles	► 6,000 Square Miles	► 275 Square Miles	► 2,700 Square Miles
	► District of Columbia, major portions of Prince George's and Montgomery Counties	►Delmarva Peninsula	► Northern Delaware	► Southern one-third of New Jersey
Population	► 2.0 million	► 1.3 million	► .5 million	► 1.0 million

Based on 2004 Annual Data

Pepco Holdings, Inc

Business Overview

Combined Service Territory



Philadelphia
New Jersey
Wilmington
atlantic city electric
Maryland
Baltimore
Atlantic City
Dover
Delaware
pepco
Washington
Virginia
delmarva power
Salisbury
Virginia
N

- Robust Service Territory Economy
  - ➢ Area is less susceptible to economic downturns
  - ➢ Employment growth exceeds national average
  - ➢ Diverse government and private sectors
  - ➢ Per capita income is 15% above national average
  - ➢ Sales growth of approximately 2%

<u>Diversified Customer Mix</u>



Residential 35%
Commercial 46%
Government 10%
Industrial 9%

2005 Mwh Sales

Note: See Safe Harbor Statement at the beginning of today's presentations

4

Sales Growth by Utility

	Approximate Annual Average Sales Growth 2004-2008 [1]
Potomac Electric Power Company	1.7%
Delmarva Power & Light Company	1.9%
Atlantic City Electric Company	2.1%
Total Power Delivery	1.9%

1/ Based on Weather Normalized Sales

Note: See Safe Harbor Statement at the beginning of today's presentations

Business Strategy Overview

The goal of Power Delivery is to provide high quality service to our customers and to create value for our investors. Our strategies to achieve these goals are:

- **Operational - Continue to improve on Operational Excellence**

- **Regulatory - Achieve constructive Regulatory Outcomes (covered in Regulatory Overview)**

- **Capital Investment - Invest in Infrastructure and Technology**

Operational Excellence Strategy

- Focus on Safety
  - ➢ Enhance leadership and safety training
  - ➢ Every employee takes personal accountability

- Improve customer satisfaction
  - ➢ Continue to improve customer satisfaction ranking
  - ➢ Enhance information to the customer
  - ➢ Improve restoration times
  - ➢ Maximize community involvement

- Improve system reliability
  - ➢ Improve reliability performance to exceed actual performance over the past three years
  - ➢ Focused use of invested dollars
  - ➢ Infrastructure replacement and enhancement

- Sustainable productivity/process improvements
  - ➢ Redesign work processes to improve operational efficiencies and reduce O&M costs
  - ➢ Sustain productivity and cost containment through labor agreements with unions
  - ➢ Help to offset inflation and increasing employee benefit costs

- Invest in appropriate technologies to achieve above strategies





Operational Excellence Strategy

- **2005 Operation and Maintenance expense is forecasted to be slightly higher, as compared to 2004**

  - ➢ **2004 Operation and Maintenance was $644.1 million**

- **Operational process improvements have offset a significant portion of 2005 cost increases, primarily inflation and rising employee benefits costs**

- **Additional process improvements have been identified that will help offset future cost increases**

Note: See Safe Harbor Statement at the beginning of today's presentations

Infrastructure Investment Strategy

Construction Forecast

($ in Millions)	2005	2006	2007	2008	2009	5 Year Totals
Distribution:						
Customer Driven (new service connections, meter installations, highway relocations)	$ 139	$ 149	$ 155	$ 155	$ 163	$ 761
Reliability (facility replacements/upgrades for system reliability)	115	92	88	95	107	497
Load (new/upgraded facilities to support load growth)	49	69	40	60	62	280
Transmission	92	170	141	100	62	565
Gas Delivery	18	19	22	22	20	101
Information Technology	12	16	17	20	20	85
Corporate Support and Other	10	20	14	18	20	82
Total Power Delivery	$ 435	$ 535	$ 477	$ 470	$ 454	$2,371

Note: See Safe Harbor Statement at the beginning of today's presentations

Infrastructure Investment Strategy

Major Transmission Construction Projects

	Utility	Scheduled In Service	Spent Prior to 2005	Forecast 2005-09	Project Total
				(Dollars in Millions)	
New 230 KV Transmission Line between Cardiff and Oyster Creek to enhance reliability in southern New Jersey; included in PJM RTEP	ACE	Jun 2005	$ 73	$ 39	$ 112
New 230 KV Transmission Line and Substation to replace BL England generating station; included in PJM RTEP	ACE	Dec 2007	1	81	82
New Alloway 500/230 KV Transmission Substation to alleviate PJM System overload contingency problem; included in PJM RTEP (Land and permits to be obtained in 2006)	ACE	May 2008	-	62	62
New 230 KV Transmission Line between Red Lion, Milford and Indian River substations to meet southern peninsula import capability requirements; included in PJM RTEP	DPL	Jun 2006	11	51	62
New 230 KV underground Transmission Lines between Palmers Corner, MD and Blue Plains, MD/DC to replace the transmission capability of Mirant's Potomac River generating station, which may be closed down; included in PJM RTEP	Pepco	May 2007	-	70	70
Total Major Transmission Projects 1/			$ 85	$ 303	$ 388
Other Transmission (Approximately 110 projects between $1 to $10 million each)	All			262	
Total Transmission Projects				$ 565	

1/ Projects included in the Regional Transmission Expansion Plan (RTEP) mandated by PJM Interconnection, a FERC approved Regional Transmission Organization (RTO).

Note: See Safe Harbor Statement at the beginning of today's presentations

10

2005 Highlights

- **Achieved progress on Operation and Maintenance process improvements**

- **Continued to improve reliability as reflected in our SAIDI and SAIFI results**

- **Completed new long term labor agreements with 2 unions**

- **Energized key portion of 230kv transmission line in New Jersey**

Pepco Holdings, Inc

Summary

Achieve →

+ **Sales Growth**

+ **Infrastructure Investments**

+ **Operational Excellence**

+ **Constructive Regulatory Outcomes**

Deliver → *At Least 4% Annual Average Earnings Growth*

Note: See Safe Harbor Statement at the beginning of today's presentations

Pepco Holdings, Inc.

Appendix

Sales and Financial Information

Potomac Electric Power Company

Electric Gwh Sales		

	Delivered Sales [1]	SOS Sales
2004 Actual	26,902	18,819
Forecasted:		
2005	27,300	14,300
2006	27,600	16,200
2007	27,900	13,700
2008	28,400	14,000

Capital Expenditures and Depreciation		

	Capital Expenditures	Depreciation & Amortization
	(Millions)	
Forecasted:		
2005	$172	$157
2006	$243	$165
2007	$189	$173
2008	$198	$176
2009	$218	$182

1/ Weather normalized Gwh sales for 2004 were 26,570, and for 2005 were 26,700 (estimated); 2006-2008 shown as weather normalized

Note: See Safe Harbor Statement at the beginning of today's presentations

Sales and Financial Information

Delmarva Power & Light Company

Electric Gwh Sales			Gas Mcf (000's) Sales
	Delivered Sales [1]	**SOS Sales**	**Gas Sales**
2004 Actual	13,902	12,008	21,600
Forecasted:			
2005	14,100	11,600	20,600
2006	14,300	10,000	20,800
2007	14,500	9,500	21,000
2008	14,800	9,700	21,200

Capital Expenditures and Depreciation

	Capital Expenditures	Depreciation & Amortization
	(Millions)	
Forecasted:		
2005	$142	$69
2006	$152	$71
2007	$135	$76
2008	$151	$79
2009	$147	$81

1/ Weather normalized Gwh sales for 2004 were 13,738, and for 2005 were 13,900 (estimated); 2006-2008 shown as weather normalized

Note: See Safe Harbor Statement at the beginning of today's presentations

15

Sales and Financial Information

Atlantic City Electric Company

Electric Gwh Sales		

	Delivered Sales [1]	BGS Sales
2004 Actual	9,874	7,669
Forecasted:		
2005	10,100	7,600
2006	10,200	7,700
2007	10,400	7,900
2008	10,600	8,100

Capital Expenditures and Depreciation		

	Capital Expenditures	Depreciation & Amortization
	(Millions)	
Forecasted:		
2005	$121	$120
2006	$140	$123
2007	$153	$126
2008	$121	$131
2009	$89	$111

1/ Weather normalized Gwh sales for 2004 were 9,784, and for 2005 were 9,800 (estimated); 2006-2008 are shown as weather normalized

Note: See Safe Harbor Statement at the beginning of today's presentations

PHI Regulatory Overview

Analyst Conference
January 19, 2006



Joe Rigby
Senior Vice President &
Chief Financial Officer

Pepco Holdings, Inc

PHI Regulatory Highlights

- **New Jersey rate case settled effective June 2005; annual pre-tax earnings increase of approximately $20 million**

- **FERC formula rate application filed for annual transmission rate update; rates in effect June 1, 2005 subject to refund**

- **Delaware base rate case pending; filed for $5.1 million annual increase in electric rates**
  - ➤ **$1.6 million in distribution rates and $3.5 million in supply rates**

- **Maryland and the District of Columbia base rate cases being prepared. Rate caps end effective 1/1/2007 and 8/7/2007, respectively**

- **SOS Margins established**
  - ➤ **District of Columbia (Pepco) and Maryland (Pepco/DPL) – approximately 0.2 cents per kilowatt hour, on average**
  - ➤ **Delaware (DPL) – Key component of margin is a fixed annual amount of $2.75 million (effective May 2006)**

- **Auction completed for ACE's interests in Keystone and Conemaugh. Auction for B. L. England expected to be completed in early 2006**

- **Decision pending on appeal of 2003 New Jersey $45 million deferral disallowance decision**

Current Regulatory Landscape

Pepco Holdings, Inc

Delaware	• Company has a history of constructive results
Maryland	• MD regulatory environment is generally constructive and balanced • Rate case outcome will likely be positive given Delmarva Power's and Pepco's current earned rates of return
District of Columbia	• Rate case outcome will likely be positive given Pepco's current earned rate of return
New Jersey	• New Jersey rate case settled effective June 2005 (2 - year process)
FERC	• Consolidation of reliability councils, PJM regional planning process and formula transmission rates a plus for PHI companies

Note: See Safe Harbor Statement at the beginning of today's presentations.

3

PHI Regulatory Summary

	Maryland	District of Columbia	Delaware	New Jersey	Virginia
2005 MWh Distribution Sales[1]	39%	22%	18%	20%	1%
Retail Delivery Rate Cap	Through December 2006 (unless FERC transmission rates increase more than 10%)	Through August 2007 (unless FERC transmission rates increase more than 10%)	Through April 2006 (with a one-time exception for FERC transmission rate changes)	No caps	Through December 2010 (with exceptions)
Default Service	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco / DPL	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco	Third party supplier through April 2006 (provided by Conectiv Energy); thereafter to be provided through a PSC approved bidding process; settlement provides for a fixed annual margin of $2.75M	Provided through a BPU approved wholesale bidding process	Provided through DPL managed competitive bidding process
Recent Rate Case Outcomes	In rate review cases mandated by the merger, it was shown that the current delivery rates for Pepco and DPL should not be decreased, and that DPL was entitled to increase delivery rates by $1.1M, effective 7/04, which was the only increase allowed under the merger settlements until 2007	In rate review case mandated by the merger settlement, it was shown that the current delivery rates for Pepco should not be decreased; no increase was allowed under the settlement	Gas base rate increase of $7.75M effective 12/03; ancillary service rate increase of $12.4M effective 7/04; transmission service revenue filing pending ($6.2 M); base rate case pending ($5.1M)	Annual pre-tax earnings increase of approximately $20M effective 6/05	None

(1)   As a percentage of total PHI distribution sales.

Summary of Regulated Assets

(Dollars in Millions)

	Rate Base*		2005-2009 Capital Expenditures	
Distribution Rate Bases:				
Electric (Pepco, DPL and ACE)	$	3,074	$	1,705
Gas (DPL)		223		101
Transmission Rate Base (12/31/04)		790		565
Total Regulated Assets	**$**	**4,087**	**$**	**2,371**

* Data are taken from the most recent reports filed with the Company's regulatory commissions between December 31, 2004 and September 30, 2005 (except Atlantic City Electric which is December 31, 2002). Such reports are developed in accordance with commission instructions, which are not necessarily the same as, and do not necessarily reflect, the Company's filing position in all respects.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Holdings, Inc

Regulated Distribution – Pepco

(Dollars in Millions)

	District of Columbia	Maryland
Date of Most Recent Report Data	12/31/04	6/30/05
Rate Base [1]	$973.9	$759.4
Equity Ratio	47.46%	42.38%
Earned Return on Rate Base (as adjusted) [1]	6.96%	7.17%
Regulatory Earned Return on Equity [2]	7.47%	8.66%
Most Recent Authorized Return on Equity	11.10%[3]	11.00% [4]
Revenue Increase Necessary Based on Earned Returns Shown Above at:		
11.0% ROE	$27.9	$12.8
Estimated total bill percentage increase [5]	4.1%	1.3%
10.5% ROE	$23.9	$10.1
Estimated total bill percentage increase [5]	3.5%	1.0%
Anticipated Filing Date	Fall 2006	Summer 2006

Notes:
(1) Data are taken from the most recent reports filed with the Company's regulatory commissions between December 31, 2004 and June 30, 2005. Such reports are developed in accordance with Commission instructions, which are not necessarily the same as, and do not necessarily reflect, the Company's filing position in all respects.
(2) The Regulatory Earned Return on Equity is computed by deducting the composite embedded costs of debt and preferred stock from the Earned Return on Rate Base and dividing the remainder by the equity percentage in the capital structure.
(3) Formal Case No. 939, Order No. 10646 effective 7/11/95.
(4) Case No. 8791 Settlement, Order No. 74711 effective 12/1/98.
(5) Based on total billed revenues for 12 month period ending with the dates noted above.

Regulated Distribution - Delmarva Power

(Dollars in Millions)

	Delaware – Electric	Maryland – Electric	Virginia – Electric	Delaware - Gas
Date of Most Recent Report Data	3/31/05	12/31/04	12/31/04	9/30/05
Rate Base [1]	$418.9	$235.5	$31.3	$222.8
Equity Ratio	47.72%	49.29%	49.29%	47.76%
Earned Return on Rate Base (as adjusted)[1]	7.47%	5.10%	5.75%	4.57%
Regulatory Earned Return on Equity [2]	10.64%	4.76%	6.06%	4.41%
Most Recent Authorized Return on Equity	11.50% [3]	11.90% [4]	11.05% [5]	10.50% [6]
Revenue Increase Necessary Based on Earned Returns Shown Above at:				
11.0% ROE	$1.2	$12.2	$1.2	$11.8
Estimated Total Bill Percentage Increase [7]	0.2%	4.0%	3.5%	6.6%
10.5% ROE	$(0.5)	$11.2	$1.1	$10.9
Estimated Total Bill Percentage Increase [7]	(0.1%)	3.6%	3.2%	6.1%
Anticipated Filing Date	Filed 9/05	Summer 2006	N/A	TBD

Notes:
(1) Data are taken from the most recent reports filed with the Company's regulatory commissions between December 31, 2004 and September 30, 2005. Such reports are developed in accordance with Commission instructions, which are not necessarily the same as, and do not necessarily reflect, the Company's filing position in all respects.
(2) The Regulatory Earned Return on Equity is computed by deducting the composite embedded costs of debt and preferred stock from the Earned Return on Rate Base and dividing the remainder by the equity percentage in the capital structure.
(3) Docket No. 94-84, Order No. 3991, effective 5/1/95.
(4) Case No. 8492 Settlement, Order No. 70415, effective 4/1/93.
(5) PUE 930036, effective 10/5/93.
(6) Docket No. 03-127, Order No. 6327, effective 12/9/03.
(7) Based on total billed revenues for 12 month period ending with the dates noted above.

Delmarva Power – Delaware Rate Case

- **Filed September 1, 2005**

- **Requested $5.1 million annual increase in electric rates**
  - ➢ **$1.6 million* in distribution rates and $3.5 million in supply rates**

- **Requested capital structure/rate of return:**

Type of Capital	Ratio	Cost Rate	Overall ROR
Long Term Debt	50.55%	4.57%	2.31%
Preferred Stock	1.73%	4.81%	0.08%
Common Equity	47.72%	11.00%	5.25%
Total	100.00%		7.64%

- **Key Dates:**
  - ➢ **Hearings – February 6-8, 2006**
  - ➢ **Hearing Examiner's Report – March 31, 2006**
  - ➢ **Proposed Effective Date – May 1, 2006**

* Includes $0.4 million for changes in collection and reconnect fees

Pepco Holdings, Inc

Regulated Distribution – Atlantic City Electric

(Dollars in Millions)

	New Jersey
Date of Most Recent Report Data	12/31/02
Rate Base [*]	$654.9
Equity ratio (as stipulated)	46.22%
Earned Return on Rate Base (as adjusted) [*]	8.14%
Regulatory Earned Return on Equity	Not stipulated in settlement
Most Recent Authorized Return on Equity	Not stipulated in settlement

- **New Jersey rate case settled effective June 2005**
- **Annual pre-tax earnings increase of approximately $20 million**

* Data are taken from the Company's approved settlement agreement in the most recent rate case. The company does not file a periodic report with the New Jersey Board of Public Utilities.

Transmission Rate Base

(Dollars in Millions)

	12/31/04 Rate Base	2004 Wholesale Transmission Revenue	Annual Wholesale Transmission Revenue Based on Rates in Effect 6/1/05 through 5/31/06 (1) (4)
Pepco	**$311.8**	**$102.7**	**$ 93.6** (2)
Delmarva Power	268.9	56.1	59.2 (3)
Atlantic City Electric	209.7	43.7	44.6
Total	**$790.4**	**$202.5**	**$197.4**

- **No significant impact in 2006 due to corresponding changes in distribution rates in MD and DC.**

- **Beyond 2006, positive earnings impact realized as transmission rate base grows.**

Notes: (1) Rates in effect from 6/1/2005 are subject to refund and reflect a requested 12.9% return on equity. Settlement discussions ongoing.

(2) The decrease in Pepco revenue is offset by a corresponding increase in distribution revenue through December 2006 in MD and August 2007 in DC up to a 10% decrease in transmission rates.

(3) A portion of the Delmarva increase (the portion attributable to Maryland) is offset by a decrease in distribution rates through December 2006 up to a 10% increase in transmission rates.

(4) Details of the formula rate filing are available at www.pjm.com/Services/Transmission Services/Formula Rates.

See Safe Harbor Statement at the beginning of today's presentations.

FERC Transmission Rate Base

- Process
  - Each PHI operating utility has its own "zonal" rate sheet that is a part of the PJM grid-wide transmission tariff. As the transmission service provider, PJM administers the tariff.
  - Former rates in effect since 1997
  - Each PHI operating utility filed a formula methodology 1/05; rates went into effect 6/1/05

- Benefits of Formula Method
  - FERC prefers this easy to administer approach
  - Reduces regulatory uncertainty
    - * Once approved, formula remains in place
    - * Formula inputs updated on an annual basis:
      - Captures changes in pension, depreciation, O&M expense on a timely basis
      - Timely recovery of transmission investment

- PHI Formula
  - Transparent--virtually all inputs come from FERC Form 1
  - FERC has approved similar formula method for other utilities
  - One year forward test-year for PJM approved capital expenditures allows for rate recovery to commence immediately upon in-service of transmission investment
  - Seeking 12.9% ROE (12.4% + 50 basis points adder)

- Status
  - FERC approved rates 6/1/05; subject to refund
  - Settlement talks in progress

Default Service Auction/Bidding Process

	MARYLAND (Pepco/Delmarva Power)	DISTRICT OF COLUMBIA (Pepco)	DELAWARE (Delmarva Power)	NEW JERSEY (Atlantic City Electric)
Transition to Competitive Market	July 2004	February 2005	May 2006	August 2003
Procurement	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Board of Public Utilities approves and conducts state wide BGS auction process Power acquired in concurrent state-wide auction
Pricing	Residential power is mix of 1, 2 and 3-year contracts to reduce price volatility with at least 50% in 1-year contracts Large commercial customers receive hourly prices, small commercial customers have 1 and 2-year contracts; medium commercial customers have 1-year or shorter contracts	Residential and small commercial power is a mix of multi-year contracts (16 to 40 months) transitioning to rolling 3-year contracts Large commercial customers have 1- and 2-year contracts transitioning to rolling 2-year contracts	Residential and small commercial power is mix of 1, 2 and 3-year contracts (1/3 each) to limit price volatility transitioning to rolling 3-year contracts Large commercial customers (transmission level) receive hourly prices; all others have 1-year contracts	Power acquired in rolling 3-year contracts with 1/3 acquired each year Large commercial customers over 1250kW on hourly prices; going to 1000 kW in 2007
Restrictions	None on customers leaving and returning to SOS	None on residential customers leaving and returning to SOS; commercial customers returning to fixed price SOS must stay for 12 months	None on customers leaving and returning to SOS	None on customers leaving and returning to BGS
SOS Retail Pricing	Prices reset each June 1; for medium commercial customers, prices set June 1 and October 1	Prices reset each June 1	Prices reset each June 1	Prices reset each June 1

Pepco Holdings, Inc

Regulatory Summary

- **Competitive utility rates**

- **Constructive relationships with regulators**

- **Transition to competitive default supply markets nearly complete in all jurisdictions**

- **Resources are in place to effectively manage and successfully complete upcoming base rate cases**



A New Generation of Energy

William H. Spence

Sr. Vice President, Pepco Holdings, Inc.

**President and Chief Operating Officer,
Conectiv Energy**

Conectiv Energy – Business Overview

Property, Plant & Equipment – 9/30/05	$ 1,309 million
Average Net Cost of Installed Capacity	$ 354/kW
Number of Generating Units	52
Number of Plant Sites	18
Generating Capacity	3,693 MW's
2004 Earnings	$ 54.9 million
YTD Earnings – 9/30/05	$ 44.7 million



Hay Road ~ 1,066 MW's



Bethlehem ~ 1,092 MW's

Today's Agenda

- Review of Business Performance

- Update on PJM Power Market

- Discussion of Energy Commodity Hedging Program

- Gross Margin Projections and Critical Assumptions

Conectiv Energy Performance – Financial

- Average generation margins [1] have been at top of range.
    - September YTD margin of $45.5/MWh compared to range of $36 to $48/MWh (forecasted for 2005).

- Generation output has also been tracking favorably.
    - 5.8 GWh's for 12 months ended 9/30/05 versus range of 5.3 GWh to 5.9 GWh's forecasted for 2005.

- Full Requirements Load margins have been lower than 2004, but consistent with our expectations.

- Oil, gas and power marketing margins are not meeting our expectations.

- Overall, the business is performing well in a difficult market for gas fired generation assets and at the upper end of our forecast.

(1) Average generation margin is calculated by dividing total generation gross margin by total MWh's produced for the period.

Conectiv Energy Performance - Generation

Plant availability and economic dispatch performance continues to improve.



Over the past three years our plant availability has improved by 9% and on-dispatch has improved by 5% while still controlling our operating and capital costs.

(1) On-dispatch represents the percentage of available energy margin captured from the market.

Conectiv Energy Performance – Investor Communications

We have significantly enhanced our disclosures…..

CONECTIV ENERGY

Operating Summary

($ in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Gigawatt Hour Supply (Gwh)				
Merchant Generation output sold into market	2,382 (2)	1,220	4,628 (2)	3,959
Full Requirements Load Service (1)	4,275 (3)	3,514	10,864 (3)	12,292
Total Sales	6,657	4,734	15,492	16,251
Operating Revenue:				
Merchant Generation	$ 267.8 (2)	$ 229.2	$ 511.3 (2)	$ 461.0
Full Requirements Load Service (1)	252.1 (3)	225.8	633.2 (3)	774.7
Other Power, Oil, and Gas Marketing	300.1	193.9	769.1	566.4
Total	820.0	648.9	1,913.6	1,802.1
Cost of Goods Sold:				
Merchant Generation	167.8	165.0	300.7	286.7
Full Requirements Load Service (1)	263.2	209.3	643.1	752.6
Other Power, Oil, and Gas Marketing	300.8	185.9	769.7	554.2
Total	731.8	560.2	1,713.5	1,593.5

and feedback has been very favorable.

6

Conectiv Energy Performance – Optimizing Assets

Our business model of capturing value through asset flexibility and location premiums continues to work well.



Conectiv Energy – A "Stay the Course" Strategy

- Conectiv Energy believes it has a sustainable competitive advantage in PJM due to its:

  - Unique plant operating characteristics
  - Favorable plant locations
  - Dual fuel capability at all combined cycle plants, and
  - Intimate knowledge of the PJM market place.

- Recent additions to our gas transportation and storage portfolio should further enhance our capability to take advantage of fuel switching and gas market opportunities.

- Conectiv Energy believes that improving PJM market conditions present upside for its gas combined cycle units.

PJM Market Update

PJM Market Update – Market Fundamentals

The supply and demand fundamentals in PJM will drive business profitability.

- In some areas of PJM, supply and demand are coming into close balance. **Small shifts in demand can cause large swings in price.**

- Electricity is consumed the instant it's produced. **There is no opportunity to supplement supply out of stored inventory.**

- Imports of power from other areas is limited. **Prices in constrained areas can be materially higher.**



Illustrative Supply and Demand

PJM Market Update* - Excess Supply in PJM is being Absorbed



Mid-Atlantic PJM Summer Reserve Margin (%)

Actual Normalized Reserve Margins for 2000 to 2005

PJM Reserve Margin Target - Currently 15%, RPM Proposed is 16%

Range of Reserve Margin Projections from Stone & Webster, Platts and Others for 2006 through 2009

Year

- PJM's reserve margin appears to have peaked and is expected to decrease until new major unit additions occur.

- PJM's Mid Atlantic normalized peak growth from 1999 to 2005 has been 1.9% per year.

- PJM's Mid Atlantic annual energy requirements have grown 2.2% per year over the same period.

- Known supply additions during the forecast period are offset by scheduled plant retirements in the Mid Atlantic region.

- PJM has stated that in a few years the eastern portion of the pool could face tight supplies.

* See Safe Harbor Statement at the beginning of today's presentations.

11

PJM Market Update- Market Signals

The market appears to reflect an improving supply/demand picture.*



Energy Margin for Gas Combined Cycle Plants in Eastern PJM - Historical and Forward Markets (as of 12/30/05) @ 7000 Heat Rate

East congestion for 2008 and 2009 based on 2007 market prices

Source: Broker market quotes, Conectiv Energy estimates and historical spot market prices in PJM east. 2006 market price reflects gas price of $11.8/MMBtu, on-peak power prices of $91/MWh, capacity price of $7/MW-day, and congestion of $12/MWh.

* See Safe Harbor Statement at the beginning of today's presentations.

PJM Market Update- PJM Reliability Pricing Model (RPM)

- PJM filed a FERC request August 31, 2005 to adopt RPM.

- A second technical conference has been scheduled for February 3.

- While short term capacity prices continue to be low, recent bi-lateral transactions appear to reflect a tightening eastern PJM supply picture.

- With our plant locations, and ancillary service capabilities, RPM would have a positive earnings impact.

  - If adopted [1] capacity values for Conectiv's fleet, based upon the latest PJM price update, would average approximately $81/MW Day for the 2007/2008 planning year.

    - This could add up to $100 million per year to gross margins over current price levels. [2]

---

[1] Conectiv Energy cannot predict if, or when, FERC may approve any changes to PJM capacity price payments.

[2] See Appendix, page 38, for additional detail on Conectiv Energy's estimate. Also see Safe Harbor Statement at the beginning of today's presentations.

PJM Market Update: Capacity Prices

If RPM is not adopted Conectiv Energy believes capacity prices and/or energy price spikes will likely increase.



Source: PJM Interconnection, L.L.C.

Hedging Strategy

Hedging Strategy - Historical Perspective

- Target was to hedge 75%, on average of inputs and outputs, over 36 months.

- One of the most conservative hedge strategies in the industry.

- We have utilized a variety of financial and physical hedge products.

- Strategy premised principally on protecting downside risks and stabilizing earnings.

- That strategy has served us well and produced positive value overall, especially into a declining spark spread market.

- As PJM market conditions improve some adjustments are needed.

Hedging Strategy – Not all margins can be hedged



Percentage of generation gross margins by source

Fuel Switching (4%)

Ancillary Services (11%)

24 Hr Desk, Marketing, etc (9%)

Capacity (20%)

Locational Value (9%)

Energy (47%)

No Forward Markets

Forward Markets for Capacity and Congestion are limited.

Forward Markets for Energy (PJM West Hub) are the most liquid.

Hedging Strategy – Dispatch Related Considerations

Asset Type	Portion of the Fleet	Annual Capacity Factor [1]	Challenges
Peaking Plants	17%	2 - 5%	Run times sporadic and of short duration.
Gas Combined Cycle Plants	60%	13 – 29%	Run times are weather and supply dependent.
Oil Steam Plants	14%	7 – 21%	Run time dependent on oil/gas price differential.
Baseload Coal	9%	56 – 64%	Unit Availability.

While sophisticated models are used to estimate dispatch and fuel needs, actual short term market conditions can pose risks and opportunities.

(1) Capacity Factor is defined as annual MWh's produced divided by rated generation capacity times 8,760 hours per year. Capacity factor ranges are indicative of levels experienced from 2001-2005 YTD. See page 32 for detailed historical information.

Hedge Strategy – Hedge Value is Market Dependent



2003 - 2004 Generation Gross Margin (1)

2003 - 2004 Gross Margins
w/ Hedging $425M [2]
w/o Hedging $359M [3]

Gen GM w/ Hedges   Gen GM w/o Hedges



2005 Generation Gross Margin (1)

2005 Gross Margins
w/ Hedging $211M [2]
w/o Hedging $282M [3]

Gen GM w/ Hedges   Gen GM w/o Hedges

- In a market downturn hedging can produce positive incremental value.

- In an improving market hedging may reduce value or limit upside.

(1)   Gross Margin defined as Operating Revenue less Cost of Goods Sold.
(2)   See pages 44 and 45 of the Appendix for gross margin detail.
(3)   Company estimate based on actual monthly spot energy prices for the periods indicated.

Pepco Holdings, Inc

19

*Hedging Strategy- Planned Approach**

- Continue to utilize a combination of hedge products, as available.

- Continue to use a three year hedging horizon for energy margins.

- Modify targets to reflect revised market expectations:

  - Upcoming 12 months   50% to 100% Hedged
  - Following 12 months (13 to 24 mos. forward)   25% to 75% Hedged
  - Last 12 months (25 to 36 mos. forward)   0 to 50% Hedged

- We will continue to report "**average**" annual hedge levels but caution that monthly hedge levels could be significantly above or below those averages.

* See Safe Harbor Statement at the beginning of today's presentations.

Hedge Strategy: Current Hedge Positions

- We continue to be highly hedged on average for 2006.

- We have begun hedging 2007 at what we project to be higher margins than 2006, driven by higher margins for capacity and energy in Eastern PJM.*
  - Currently 50-60% of 2007 projected energy output has been hedged.

- We are participating in regional default SOS type auctions:
  - Over 16,000 Mw of load is up for bid in the mid-Atlantic region.
  - Delmarva DE RFP concluded January 9th.
  - Delmarva MD and VA RFP's conclude January 23rd.
  - BGE and Pepco RFP's finish by late February.
  - NJ BGS auctions are scheduled for February 3rd and February 6th.

* See Safe Harbor Statement at the beginning of today's presentations.

Hedge Strategy: Summary

- Hedging of generation assets is complex and subject to various market conditions that can limit its effectiveness.

- Hedging has produced value overall and worked reasonably well.

- Conectiv Energy is modifying its approach to adjust to changing market conditions, but will still maintain a fairly conservative approach.

Financial Reporting and Forecasting

Financial Reporting- Overview

- For external reporting purposes we have broken our business into three areas of gross margin reporting:
  - Generation
  - Full Requirements Load Contracts
  - Power, Oil and Gas Marketing

- Generation includes our wholly owned power plants, tolling contracts, and standard product hedges (both fuel and power).

- Full Requirements Contracts are primarily hedges for gas combined cycle plants and peaking units. Base load contracts and other hedges specific to these transactions are also included in our reported results.

- Power, Oil and Gas Marketing includes wholesale activities related to our participation in the various fuels and short term power markets.

Financial Reporting – Generation & Full Requirements Gross Margins*



* See Safe Harbor Statement at the beginning of today's presentations and comments on pages 26 and 27.

*Financial Reporting – Generation & Full Requirements Forecasts**

- 2006 margins are likely to be impacted by several factors, compared to 2005:
    - ↓ Lower value from standard product hedges
    - ↓ Expiration of tolling contract May 1, 2006
    - ↓ Weather
    - ↑ Expiration of POLR contracts
    - ↑ Option value of plants during summer peak period is regained

- 2007 margins reflect anticipated improvements over 2006 projections:
    - ↑ Higher capacity prices
    - ↑ Improved margins on standard product hedges
    - ↑ Higher output, reflecting improved supply/demand fundamentals
    - ↑ Re-pricing of POLR/SOS contracts

* See Safe Harbor Statement at the beginning of today's presentations.

*Financial Reporting - Critical Assumptions**

Our forecasted generation and load serving margins reflect an improving PJM market and the following critical assumptions:

- 2006 generation is highly hedged.
- Merchant generation energy and capacity margin improvements beginning in 2007.
- Generation output of 5.0 to 5.5 GWh's in 2006.
- Generation output of 5.7 to 6.2 GWh's in 2007.
- No change in PJM operating or dispatching rules.
- Maintaining improvements in plant availability and on-dispatch results.
- Hedge effectiveness is maintained.
- Re-pricing of POLR/SOS contracts at more favorable margins.
- No replacement of existing tolling agreement.
- Replacement of standard product hedges at more favorable margins.

* See Safe Harbor Statement at the beginning of today's presentations.

Financial Reporting- Power, Oil and Gas Marketing

- Within this grouping the following major activities are housed:
    - Oil marketing through our subsidiary Petron Oil Company
    - Power and Gas Origination activities
    - Short term power marketing via our real time desk
    - Third party asset management contracts

- Our oil marketing business has not been performing to our expectations.

- Origination and our real time desk are both meeting our expectations.

- Third party asset management contracts have also been profitable.

- Overall, our expectations from this segment are gross margins in a range of $15-$25 million*

* See Safe Harbor Statement at the beginning of today's presentations.

Summary

- Transparency and interface with investors has been a strong focus.

- We have been achieving forecast margins and output targets.

- Operating performance has continued to improve.

- We believe the PJM market is improving and our hedge strategy should be adjusted to capture upside.

- Our "stay the course" strategy should benefit PHI investors.

* See Safe Harbor Statement at the beginning of today's presentations.

Appendix A

Generation Plant Information

Generation Plants - Type, Location & Rated Capacity


PA
Bethlehem
Essex
Mt. Carmel
Edge Moor / Hay Road
Christiana
Mickleton
NJ
West
Sherman Avenue
Cedar
Deepwater
MD
Missouri Avenue
Delaware City
Cumberland / Carll's Corner
DE
Middle
Crisfield
Chesapeake
VA
Tasley
Bayview

Coal Fired Baseload	MW
Edge Moor 3 & 4	260
Deepwater 6	80

Oil Fired Steam	MW
Edge Moor 5	445
Deepwater 1	86

Gas Combined Cycle	MW
Hay Road Units 1-4	545
Hay Road Units 5-8	545
Bethlehem Units 1-8	1,092

Peaking Units	MW
Cumberland 1	84
Sherman Avenue 1	81
Middle 1-3	77
Carll's Corner 1 & 2	73
Cedar 1 & 2	68
Missouri Avenue B,C,D	60
Mickleton 1	59
Christiana	46
Edge Moor Unit 10	13
West Sub	15
Delaware City	16
Tasley 10	26
Crisfield 1-4	10
Bayview 1-6	12

Generation Capacity Under Contract	MW
Mt. Carmel	40
Chesapeake	315
Essex	60

Historical annual capacity factors and output by fuel type (2001-2005)

	2001		2002		2003		2004		2005 (Sep YTD)	
	Output (GWH)	Capacity Factor	Output (GWH)	Capacity Factor	Output (GWH)	Capacity Factor	Output (GWH)	Capacity Factor	Output (GWH)	Capacity Factor
Coal Fired Baseload [1]	1,669	56%	1,777	59%	1,934	64%	1,854	60%	1,373	60%
Oil Fired Steam [1]	1,413	21%	653	11%	922	13%	523	7%	552	12%
Gas Combined Cycle [1]	1,439	29%	1,740	22%	2,290	13%	2,630	17%	2,532	19%
Peaking Units [1]	180	4%	188	4%	117	2%	155	3%	170	5%

(1) See Slide 31 for listing of individual power plants; excludes contracted assets.

Appendix B

Details of PJM's Reliability Pricing Model*
*As analyzed and summarized by Conectiv Energy

Summary of PJM's Reliability Pricing Model (RPM)

- Forward bid based market up to 4 years
- Establishes clearing price capped by demand curve
- Capacity price signal will include locational adders
  - 2006 - 2 zones
  - 2007 - 4 zones
  - 2008 - 23 zones
- Capacity price may include operational reliability adders
  - Dispatchable and cycling unit capability
- All resources compete
- Explicit market power rules
- Supports self supply & bilateral contracts
- Supports demand response

RPM Demand Curve Pricing

- Price set using capacity offers, Demand Resource offers and the demand curve
  - Intersection of supply & demand curves – Base capacity price
  - If curves do not intersect
    - If all supply offers are priced below the demand curve, or supply is exhausted before it intersects demand curve, supply curve is extended vertically until it intersects demand curve

- Locational or Operational constraints – additional compensation possible

- All sellers that offered at or below the clearing price will be committed and receive clearing price during delivery year

RPM Auction Clearing Process



RPM Updated Prices Included in FERC Filing Dated January 6, 2006



2007/2008 – Simulation Results

Base Case

Region	Awarded UCAP	Import MWs	Clearing Price ($/MW-Day)	Import Shadow Price ($/MW-Day)
Eastern MAAC	31718	8000	$106.06	$89.92
Southwest MAAC	10856	4700	$93.90	$77.76
Market	108731	-12700	$16.14	$0.00
RTO	151305	0		

High Retirement

Region	Awarded UCAP	Import MWs	Clearing Price ($/MW-Day)	Import Shadow Price ($/MW-Day)
Eastern MAAC	31062	8000	$206.85	$181.85
Southwest MAAC	10856	4700	$93.90	$68.90
Market	108731	-12700	$25.00	$0.00
RTO	150649	0		

Low Retirement

Region	Awarded UCAP	Import MWs	Clearing Price ($/MW-Day)	Import Shadow Price ($/MW-Day)
Eastern MAAC	32700	8000	$82.75	$66.61
Southwest MAAC	10856	4700	$93.90	$77.76
Market	108731	-12700	$16.14	$0.00
RTO	152287	0		

The data reflected herein is provided by PJM solely as a sample of the operation of the Reliability Pricing Model (RPM). These results are preliminary and are for illustration purposes only, and do not represent past, current or future actual market data, results or conditions.

13

©2006 PJM

PJM Capacity Pricing – Estimate of Potential Impact on Conectiv Energy

Asset Location	Conectiv Adjusted Capacity [2]	2007/2008 Potential Pricing [3]	Current Capacity Pricing [4]	Price Change	Incremental Capacity Margin [5]
	MW	$/MW Day	$/MW Day	$/MW Day	$000's
Atlantic Electric Zone	616	106	10	96	$21,585
Delmarva Power Zone [1]	2,122	106	10	96	74,355
PPL Zone	1,042	16	10	6	2,282
	3,780	81 Weighted Average	10 Weighted Average	71 Weighted Average	$98,222

(1) Includes 315 MW of third party contracted capacity.

(2) Conectiv installed capacity adjusted for unforced outage rate.

(3) Per PJM filing dated January 2006 (pg. 13 of filing), see pg. 37 of this appendix.

(4) Conectiv Energy estimate based on 2005 monthly clearing prices. Conectiv Energy's capacity was committed in 2005 to a variety of markets at various price levels.

(5) Equals Price Change times Conectiv Adjusted Capacity times 365 days per year.

* See Safe Harbor Statement at the beginning of today's presentations.

Appendix C

**Risk Management Hedging Products
And Their Application**

Hedging Strategy- Application of Hedge Products

Product Type	Availability	Effectiveness	Issues
Standard Contracts (50 MW power blocks)	1 Yr – Monthly 2 Yr – Seasonal 3 Yr – Annual	• Good for Baseload • Moderate for gas units. • Poor for Peaking.	• Introduces risk for gas units on days they are idle. • Not an option for peakers. • Limited market for capacity
Tolling Contracts	Sporadic	• Good for all asset types.	• Valuations low • Counter-party credit risk • Differences in financial vs. physical pricing poses risk
Load Serving Contracts (SOS/POLR)	Auctions run once per year.	• Moderate, positive correlation to run times. • Can sell capacity and energy together	• Must purchase baseload supply • Ancillary and transmission risks • Customer switching risks • Margining Risk
Put & Call Options	< 1 Yr – Moderate > 1 Yr - Poor	• Good for Peakers and Gas Units	• Receive MTM treatment • No hourly market

Our experience indicates that a combination of products is needed to achieve the necessary liquidity and diversity in managing our asset portfolio.

Pepco Holdings, Inc

Hedging Strategy - Full Requirements Sales Contracts

- There are benefits to utilizing Default Supply (SOS) type contracts:
    - Positive correlation between on-peak load and generation dispatch of gas combined cycle and peaking units.
    - Avenue to sell capacity and East Hub energy at the same time.
    - Physical assets cap potential losses.

- There are also several considerations and risks:
    - Requires some base load supply and renewable energy.
    - Transmission, ancillary services and congestion risks.
    - Correlations can, and do, break down.
    - Difficult to predict fuel requirements necessary to lock in margins.

Daily Load & Generation

There is a positive correlation between serving POLR obligations and our generation mid-merit (gas combined cycle) output.



Appendix D

Reconciliation of Generation Gross Margins

Merchant Generation Gross Margin

($ millions)

	Jan-05	Feb-05	Mar-05	Apr-05	May-05	Jun-05	Jul-05	Aug-05	Sep-05	Sep YTD
Merchant Generation, with Hedges [1]	$27,943	$15,438	$11,506	$12,973	$11,567	$31,224	$32,877	$44,795	$22,268	$ 210,591
Less Generation Hedges	$ 5,335	$ (3,666)	$ 874	$ (5,491)	$ (5,179)	$ 7,481	$24,588	$35,197	$12,141	$ 71,280
Merchant Generation, without Hedges	$33,278	$11,772	$12,380	$ 7,482	$ 6,388	$38,705	$57,465	$79,992	$34,409	$ 281,871

(1) Refer to segment reports, included in PHI quarterly earnings releases, for reconciliations to GAAP earnings. The Generation Gross Margin includes the Deepwater Power Plant for all periods.

Merchant Generation
Gross Margin

2003-2004 Quarterly

($ Millions)	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter		December YTD	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Generation Gross Margin With Hedges [1]	$ 61,262	$ 43,013	$ 48,863	$ 28,223	$ 64,213	$ 70,206	$ 66,572	$ 42,672	$ 240,910	$ 184,114
Less Generation Hedges	$ (670)	$ 9,542	$ (2,547)	$ (8,701)	$(14,779)	$(16,906)	$ (12,028)	$(19,464)	$ (30,024)	$ (35,529)
Generation Gross Margin Without Hedges	$ 60,592	$ 52,555	$ 46,316	$ 19,522	$ 49,434	$ 53,300	$ 54,544	$ 23,208	$ 210,886	$148,585

(1)   Refer to segment reports, included in PHI quarterly earnings releases, for reconciliations to GAAP earnings. The Generation
       Gross Margin includes the Deepwater Power Plant for all periods.



PHI Analyst Conference

Ed Mayberry

**Senior Vice President, Pepco Holdings, Inc.
President and CEO, Pepco Energy Services, Inc.**

January 19, 2006

Today's Agenda

- ## PES Overview
  - Retail Energy Supply
  - Energy Services
- ## Recent Results
- ## Summary
- ## Appendix

PES Overview

A retail energy supply and energy services business serving the C&I market:



Retail Energy Supply
- Electricity
- Natural Gas
- 800 MW Generation

Energy Services
- Energy savings performance contracting
- Central Plant operations and maintenance
- Construction
- Other Services

C&I Customers

PES Overview

- Focus on electric and gas retail supply markets serving C&I customers

- Entered retail competitive supply market in 1999

- Fits well with PHI's regulated utility business; opportunity to serve customers who choose alternative suppliers

- Successful track record and critical mass of systems and talent puts PES in a position for continued growth

Pepco Energy Services	Nine Months Ended Sept. 30, 2005
Revenue	$1,102
Gross Margin*	$96
Net Income	$19
Quarters of positive Earnings in a row	10
C&I customer accounts	6,104
MW under contract	2,550
Competitive Electric Supply Ranking**	#6
Annual BCF under contract	33

Dollars in millions
*Gross Margin equals Operating Revenue less Cost of Sales
**Based on Aug, 2005 KEMA Retail Marketer Survey

Pepco Holdings, Inc

Retail Energy Supply

PES Business Model

- Sell retail energy to C&I customers at prices below default service rates

- Sell price stability to C&I customers who no longer have fixed price regulated service available

- Markets driven by wholesale prices relative to default service rates

- Acquiring and retaining customers and obtaining margins commensurate with risks are key success factors

- Risk management and efficient operation of the backroom are crucial

PES's Competitive Edge

- **Relationship-based Sales**
  - 14 local sales offices
  - Compensation structure helps retain best salespeople

- **Conservative Supply Acquisition**
  - Manage toward a flat book; no speculative trading
  - Value-at-Risk Limit: $2 million

- **Innovative Products**
  - Strong back office allows for tailored billing options
  - Contract optionality creates value for both PES and customer by taking advantage of changes in wholesale versus SOS rates
  - ESCO business unit provides additional services to customers

Pepco Holdings, Inc

PES's Quality Customers

- Marketing alliances, such as AOBA, reduce marketing costs and increase retention rates



AOBA ALLIANCE, Inc.
Together we generate savings

- 550 MW
- 100 companies
- Terms through 2010



- Low credit risk from government and high-quality credit customers



Rutgers The State University of New Jersey

GSA U.S. General Services Administration

- We are one of the largest green energy suppliers in the mid-Atlantic thanks to strong supply partnerships



UNITED STATES ENVIRONMENTAL PROTECTION AGENCY

PES sells 1,000 MWh of renewable energy to the EPA over a 3-year term

- Our sales effort produces a retention rate in excess of 70% for relationship customers



NOVARTIS

- Customer since 2001
- 25 MW electricity
- 1 BCF/yr natural gas
- AAA Credit Rating

Pepco Holdings, Inc

8

PES Electric Retail Competitive Supply Ranking

Marketer	Market Share	MW Under Contract	Markets
Constellation NewEnergy	22%	15,575	National, Canada
Reliant Energy	12%	8,600	Texas, PJM
TXU Energy	8%	5,500	Texas
Strategic Energy (Great Plains)	5%	3,520	National
Suez Energy Resources	5%	3,220	National
Pepco Energy Services	**4%**	**2,610**	**PJM**
Sempra Energy Solutions	4%	2,600	National
FirstEnergy Solutions	3%	2,000	MISO, PJM
ConEd Solutions	3%	1,900	PJM, NYISO
Select Energy (NE Utilities)	3%	1,800	PJM, NYISO, NEISO
62 Other Marketers	31%	21,520	Various

KEMA Retail Marketer Survey, August 2005

PES achieved its #6 ranking by focusing on three states compared to the top 5 competitors who compete either nationally or in Texas.

Positioned for Growth

C&I Electric Market Size (GW)



0
15
30
45
TX
IL
NY
NJ
MD
MA
CT
PA
DC
ME
DE
NH
Switched
Un-Switched

ME
NY
PA
IL
TX
Base Electric Market
Entered in 2005
Target Expansion

- Proven track record of success and excellent reputation
- Solid infrastructure in place to accommodate growth with limited incremental investment

10

Source: EIA, KEMA, Internal analysis

Energy Services

Energy Services

- **Central Plant Operations and Maintenance**
  - NIH Cogeneration Facility
  - Atlantic City District Energy
  - Washington Convention Center
  - Wilmington District Energy
  - White Flint Mall
- **Renewable Generation**
  - Landfill gas projects
- **Energy Efficiency Projects**
  - State of North Carolina
  - Military District of Washington

Energy Services
Net Income: $6.4 million
Nine Months Ended Sept. 30, 2005



33%

67%

- ☐ **Service (recurring)**
- ☐ **Construction**

North Carolina Department of Administration

Downtown State Government Complex

- Largest ESPC ever awarded by North Carolina

- $19 million project, 18 buildings

- $25 million savings over 12 years

- Re-commission and expand district cooling system

- 3,000 tons of new cooling capacity

- HVAC re-commissioning

- Efficient lighting

- Water conservation

- On-going training and measurement and verification





Pepco Holdings, Inc

Recent Results

Strong Earnings Growth

- PES Net Income
  - 2004: $12 million
  - Nine months ended Sept. 30, 2005: $19 million

- Earnings growth driven by:
  - Change in market conditions; primarily an increase in SOS rates in DC and Maryland
  - Exit of Mass Market business

- 2005 results indicative of near-term future earnings

- Going forward, PES earnings will depend on regulatory and market conditions

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Holdings, Inc

PES Business Unit Contributions

In millions $

Nine Months Ended Sept. 30, 2005



Revenue	Gross Margin	Net Income
$1,102	$96	$19

Retail Energy Supply Energy Services

16

C&I Retail Load Growth

Sales Volume



Gross Margins

- **Planned: $3 per MWh range**
- **Realized: Higher than planned**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Lean and Efficient Operations

Electric C&I G&A* Expense as a % of Revenue



*General & Administrative (G&A) Expense equals Operating Expense less Depreciation.

Significant Contract Backlog

Estimated, in millions $



Retail Energy Supply Contract Backlog - Revenue

As of 12/31/05

- $1.5 billion backlog
- 54% increase over one year ago

Positioned to grow ESCO Business

Value of Contracts Closed
(millions $)



- Growth driven by success in closing projects

- Stable gross margins: 20% to 30%[1]

- Continued growth in state and local government markets

- Potential long-term upside from DOE ESPC program

Value of Contracts by Market in 2005
(millions $)



Note (1): Historical and forward-looking; see Safe Harbor Statement at the beginning of today's presentations.

Pepco Holdings, Inc

Long-term, Stable Backlog

Estimated, in millions $



Energy Services Backlog - Revenue

As of 12/31/05

- Construction
- Services (recurring revenue)

- $860 million backlog
- 11% increase over one year ago

Note: Some contracts extend beyond 2015

Summary

PES Summary

- PES is a significant competitor in the C&I retail energy supply business with a successful track record

- The C&I retail energy supply and energy services businesses have significant upside potential

  - Expand geographically into attractive markets

  - Develop innovative products to maximize gross margin

PES provides PHI with earnings growth potential with manageable risk

Note: See Safe Harbor Statement at the beginning of today's presentations.

23

Appendix

PES Gross Margins by Business

Nine Months Ended Sept. 30, 2005

($ in millions)

	Gross Margin	Percentage	Contribution to Total
Natural Gas	$8.5	3%	9%
Electric	$49.0	7%	51%
Energy Services	$38.1	28%	40%
Pepco Energy Services, Inc.	$95.6	9%	100%

- Natural Gas Gross Margin equals Natural Gas Operating Revenue of $306.0 million less Natural Gas Cost of Sales of $297.5 million.

- Electric Gross Margin equals Electric Operating Revenue of $661.1 million less Electric Cost of Sales of $612.1 million and includes margin from generation.

- Energy Services Gross Margin equals Energy Services Operating Revenue of $134.8 million less Energy Services Cost of Sales of $96.7 million.

- Percentage = (Revenues - Cost of Sales)/Revenues

PES Income Statement

	Nine Months Ended Sept. 30, 2005
($ in millions)	
Operating Revenue	$ 1,101.9
Cost of Goods Sold	1,006.3
Revenue less Cost of Goods Sold	95.6
Revenue less Cost of Goods Sold Detail:	
Natural Gas	8.5
Electric	49.0
Energy Services	38.1
Total	95.6
Operation and Maintenance Expenses	53.3
Depreciation	10.1
Operating Expenses	63.4
Operating Income	32.2
Other Income	1.5
Earnings Before Interest and Taxes	33.7
Interest Expense, net	3.0
Income Tax Expense	11.3
Net Income	$ 19.4

Pepco Holdings, Inc.



PHI
Financial
Overview

Analyst Conference
January 19, 2006

Joe Rigby
Senior Vice President &
Chief Financial Officer

Financial Objectives

- **Maintain Strong Cash Flow**
  - ➤ Cover common dividend
  - ➤ Fund new growth investments (capital expenditures)
  - ➤ Achieve debt reduction goal

- **Strengthen the Balance Sheet**
  - ➤ Achieve equity ratio in mid-40% area by 2007
  - ➤ Maintain liquidity position to provide financial flexibility

- **Deliver Value**
  - ➤ Achieve average annual utility earnings growth of at least 4%
  - ➤ Continue growth of competitive energy businesses to supplement utility earnings
  - ➤ Grow dividend commensurate with utility earnings growth

PHI Financial Performance

(Dollars in Millions)

	Actual Earnings Year-to-Date September 30,			Earnings excluding Special Items Year-to-Date September 30,	
	2005	**2004**		**2005**	**2004**
	$240.2	$208.7	Power Delivery	$202.7	$199.2
	$44.7	$49.4	Conectiv Energy	$44.7	$50.5
	$19.4	$8.2	Pepco Energy Services	$19.4	$6.7
	$30.6	$36.5	Other Non-Regulated	$30.6	$35.0
	($45.3)	($50.2)	Corporate & Other	($45.3)	($52.2)
	$289.6	**$252.6**	**Total PHI**	**$252.1**	**$239.2**

Note: Management believes the special items are not representative of the Company's core business operations. See Appendix for details.

Cash from Operations -
Covers Dividends and Capital Expenditures



Notes: Dividend amount is based on the current annualized dividend rate of $1.00 per share. The dividend level is reviewed quarterly by the Board of Directors.

See Safe Harbor Statement at the beginning of today's presentations.

Capital Expenditures -
Covered by Internally Generated Funds



Capital Expenditures

Note: See Safe Harbor Statement at the beginning of today's presentations.

Capital Expenditures Comparison



(Dollars in Millions)	2005	2006	2007	2008	2009
January 2006 Presentation	$ 463	$ 571	$ 505	$ 500	$ 480
October 2004 Presentation [1]	428	412	400	400	N/A
Change *	$ 35	$ 159	$ 105	$ 100	

* Total Increase in Capital Expenditures 2005-2008: $ 399

Key Drivers of Change:
Transmission/RTEP	*$ 170*
Acceleration of Potomac River Transmission project	*$ 70*
Customer Connections, Load and Reliability	*$ 115*
PES Central Plant and Generation	*$ 40*

$395

(1) Presentation given at October 6, 2004 Analyst Conference.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Strengthening the Balance Sheet

Total Debt and Preferred Stock



| Common Equity Ratio[5] | 33.1% | 34.6% | 39.2% | 42.0% |

Notes:

1) Other debt includes capital lease obligations ($135.4M), Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds Parent Junior Subordinated Debentures ($290.0M), Mandatorily Redeemable Serial Preferred Stock ($47.5M), Serial Preferred Stock ($63.2M), Short-term debt ($1,362.4M) and Long-term debt ($4,287.5M).

2) Other debt includes capital lease obligations ($131.2M), Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds solely Parent Junior Subordinated Debentures ($98.0M), Mandatorily Redeemable Serial Preferred Stock ($45.0M), Serial Preferred Stock ($63.2M), Short-term debt ($872.4M) and Long-term debt ($4,588.9M).

3) Other debt includes capital lease obligations ($127.0M), Serial Preferred Stock ($54.9M), Short-term debt ($802.5M) and Long-term debt ($4,362.1M).

4) Other debt includes capital lease obligations ($124.3M), Serial Preferred Stock ($54.9M), Short-term debt ($617.7M) and Long-term debt ($4,322.9M).

5) Total capitalization excludes capital lease obligations, Transition Bond Debt and Pepco Energy Services' project debt.

Debt Reduction Plan

- **Previously announced goal was debt reduction of $1.3 billion over the period 2003-2007 to achieve a target equity ratio in the mid-40% area by the end of 2007**

- **Through 2005, we expect to have paid down over $1 billion of debt – we are very pleased with our progress**

- **Even with higher utility capital expenditures, we expect to reach the equity ratio target and $1.2 billion - $1.3 billion of debt reduction by the end of 2007**

Mirant Status

- Transition Power Agreements (TPAs)
  - ➤ Amended in 2003 (no longer in dispute)
    - * $105 million claim against Mirant bankruptcy estate, plus accrued interest, was sold in December 2005 for a cash payment of $112.4 million
- Power Purchase Agreements (PPAs)
  - ➤ Mirant seeking to reject two power purchase agreements
    - * 450 MW FirstEnergy contract (expired December 2005)
    - * 230 MW Panda contract through 2021
  - ➤ U.S. District Court denied Mirant's motion to reject the PPAs – December 2004; Mirant's appeal of this Order is pending at the U.S. Court of Appeals for the Fifth Circuit. Briefing complete; oral argument scheduled for the week of February 6, 2006
  - ➤ Mirant filed to reject parts of the Asset Purchase and Sale Agreements (APSA) - January 2005
    - * District Court agreed to have the matter removed from the Bankruptcy Court to the District Court for hearing – March 2005
  - ➤ U.S. District Court ordered Mirant to perform under the PPA's and to pay Pepco all past due obligations – March 2005; Mirant's appeal of this Order is pending at the U.S. Court of Appeals for the Fifth Circuit. Briefing complete; oral argument scheduled for the week of February 6, 2006
    - * Mirant is continuing to perform under the PPAs, as ordered by the District Court
- Mitigating factors in the event of an adverse outcome include:
  - ➤ Claim against Mirant bankruptcy estates; stock was reserved when Mirant emerged from bankruptcy with the expectation of claims, if any, arising from contract rejections would be paid at approximately 100 cents on the dollar
  - ➤ Regulatory recovery

9

Mixed Service Costs – IRS Issue

- **Recap**
  - ➤ Beginning in 2001, Pepco, DPL and ACE changed the method of tax accounting for the way certain capitalized overheads are treated
  - ➤ The change in method allowed the three utilities to accelerate the deduction of overhead costs that were previously capitalized and depreciated
  - ➤ The change in method resulted in incremental tax cash flow benefits of approximately $205 million
  - ➤ In August 2005, the Treasury changed the IRS Regulations limiting the ability of utilities to use this method of tax accounting for 2005 going forward, and issued a Revenue Ruling that will challenge the utilities ability to use this method on prior returns
  - ➤ The new Regulations are vague, and did not provide adequate guidance on how to proceed
  - ➤ The PHI utilities were among a group of other utilities that also elected to change their tax accounting method

- **Potential Impact**
  - ➤ Since the Regulations have changed, PHI will be required to change its method of tax accounting back to its original method or some hybrid of the current and original accounting method, beginning with the 2005 tax year
  - ➤ A substantial portion of the $205 million tax benefits received to date may have to be repaid in 2006
  - ➤ The resulting decrease in deferred taxes and increase in rate base will be factored into upcoming rate cases for rate recovery

- **Consideration**
  - ➤ Currently working with outside advisors and other utilities to develop an alternative method of tax accounting for overhead costs that minimizes the impact of the Regulations

Leveraged Leases – IRS Issue

- **Current Status**
  - ➤ **On February 11, 2005, the Treasury Department issued Notice 2005-13 informing taxpayers that the IRS intends to challenge the tax benefits associated with certain sale-leaseback transactions with tax-indifferent parties (Nationally Coordinated Issue)**
  - ➤ **Notice of Proposed Adjustment (NPA) was delivered by the IRS to PCI on May 4, 2005**
  - ➤ **NPA challenges the tax benefits realized for the tax years 2001 and 2002**
  - ➤ **The issue is currently on hold until the PHI 2001-2002 audit is concluded (3rd quarter of 2006)**
  - ➤ **PCI believes that its tax position related to these transactions was proper and intends to contest any adjustments proposed by the IRS**

- **Future Considerations**
  - ➤ **Under the proposed changes to FAS 13 (Accounting for Leases), any change in the timing of tax cash flows will require a re-pricing of the leases and a current period gain or loss**
  - ➤ **The FASB recently modified its proposed changes to FAS 109 (Uncertain Tax Position) by continuing to utilize a recognition threshold of more-likely-than-not; this strengthens PHI's position for continued accounting earnings recognition on its leveraged lease portfolio**
  - ➤ **PHI believes this issue will most likely take several years to resolve**
  - ➤ **PHI will review the options to challenge any proposed IRS adjustments upon the conclusion of the PHI 2001-2002 audit**
  - ➤ **PHI's leveraged lease portfolio generates approximately $55 million per year in tax benefits and is a major component of PHI Investments' annual earnings of approximately $35 million**

PCI Energy Leasing Portfolio

Potomac Capital Investment (PCI)
As of September 30, 2005

Year	Country	Asset Description	% Owned	Lease Expiration	Book Value ($ in Millions)
94	Netherlands	Co-Fired Generation (210 MW)	35%	2017	$ 88
95	Australia	Co-Fired Generation (700 MW)	100%	2019	174
99	Netherlands	Gas Transmission/Distribution	100%	2025	211
99	Netherlands	Gas Transmission/Distribution	100%	2025	135
01	Austria	Hydro Generation (781 MW)	56%	2035	237
02	Austria	Hydro Generation (184 MW)	100%	2030-36	143
02	Austria	Hydro Generation (239 MW)	100%	2033-42	183
02	Austria	Hydro Generation (80 MW)	100%	2039	73
					$ 1,244

Credit Facility Borrowing Capacity

	Pepco Holdings, Inc.	Operating Utilities	Total
	(Dollars in Millions)		
Credit Facility Capacity	$ 700	$ 500	$ 1,200
CP Outstanding	-	-	-
LOC Outstanding	26	5	31
Total Outstanding	26	5	31
Total Unused Capacity at 12/31/05	$ 674	$ 495	$ 1,169

Stable, Secure Dividend

- **Indicated annual dividend of $1 per share**



- **Current dividend yield is 26% higher than the average dividend yield for companies in the S&P Electric Utilities**



Notes: Dividend yield = Annual dividend per share / common stock price per share
Pricing data as of December 30, 2005
Source for S&P Electric Utilities information is Thomson Financial

2003 - 2005 Stock Price Performance

POM versus S&P Midcap Utilities



Source for S&P 400 Midcap Utilities information is Thomson Financial.

2005 Stock Price Performance



POM versus S&P Midcap Utilities

Source for S&P 400 Midcap Utilities information is Thomson Financial.

16

PHI Earnings Growth Drivers

- **Continued organic growth in service territory**

- **Higher utility infrastructure investments**

- **Regulatory cases, both transmission and retail delivery**

- **O & M cost control**

- **Recovery of the PJM wholesale energy market (Conectiv Energy)**

- **Continued C&I load growth at PES**

Why Invest in PHI ?

- **Growing regulated utility earnings base with incremental earnings from competitive energy businesses**

- **Robust cash flow supports attractive dividend rate and provides cash for growth investments**

- **On-going strengthening of the balance sheet**

- **We've delivered on our commitments**

The Right Stuff





Positioned for Success in a Dynamic Industry

Pepco Holdings Analyst Conference

Washington, DC
January 19, 2006



19

Appendix

Reconciliation of Earnings

GAAP Earnings to Earnings Excluding Special Items

	9 Months ended September 30,	
	2005	**2004**
	(Dollars in Millions)	
Net Earnings - GAAP	$ 289.6	$ 252.6
Special Items:		
Accrual related to potential impact of IRS Revenue Ruling 2005-53	8.3	-
Conectiv Bethlehem term loan buy-down	-	7.7
Starpower investment impairment	-	7.3
Gain on sale of Vineland co-generation facility	-	(6.6)
Gain on sale of Vineland distribution assets	-	(8.6)
Local Tax Benefit - retroactive change in regulations	-	(13.2)
New Jersey base rate case settlement	(5.1)	-
Gain on sale of Buzzard Point non-utility land	(40.7)	-
Net Earnings excluding Special items	$ 252.1	$ 239.2

Note: Management believes the special items are not representative of the Company's core business operations.